EXHIBIT 12.1

REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For The Years Ended December 31,
	2010	2009	2008	2007	2006

Earnings before fixed charges:
Income from continuing operations before income taxes	$2,192	$1,534	$2,128	$2,073	$1,809
Deduct: Income on equity investment	—	—	(1)	(13)	(17)

	2,192	1,534	2,127	2,060	1,792
Interest and debt expense	232	251	275	338	270
Interest portion of rental expense	7	7	7	7	8

Earnings before fixed charges	$2,431	$1,792	$2,409	$2,405	$2,070

Fixed charges:
Interest and debt expense	$232	$251	$275	$338	$270
Interest portion of rental expense	7	7	7	7	8

Total fixed charges	$239	$258	$282	$345	$278

Ratio of earnings to fixed charges	10.2	6.9	8.5	7.0	7.4